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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

MeltroniX, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

585730 104

(CUSIP Number)

Jeffrey T. Malotte, Esq., 990 Highland Dr. #314, Solana Beach, CA 92075

Phone: 858-793-9811

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 14, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SS240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See SS240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 585730 104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Solana Venture Group, L.P. 33-0903210

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	Not Applicable................................................................................................
	(b)	Not Applicable................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) WC..............

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) No.

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 5,824,613.....

	8.	Shared Voting Power Not Applicable...................................

	9.	Sole Dispositive Power 5,824,613 .............................

	10.	Shared Dispositive Power Not Applicable.............

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,824,613.......

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) No

13.	Percent of Class Represented by Amount in Row (11) 9.78%

14.	Type of Reporting Person (See Instructions) PN..............

Item

1. Security and Issuer

Common Stock, MeltroniX, Inc., 4205 Ponderosa Avenue, San Diego, CA 92123.

2. Identity and Background

(a) Solana Venture Group, L.P.

(b) 990 Highland Drive, Suite 314, Solana Beach, CA 92075

(c) Investment partnership (venture capital)

(d) No

(e) No

(f) California

(a) Solana Capital Partners, Inc., a California corporation, is the general partner of Solana Venture Group, L.P. The principals are Luke D'Angelo (secretary and managing director/shareholder of Solana Capital), Jim Cavataio (chief executive officer/shareholder of Solana Capital), and Richard "Rick" Adams (president/shareholder of Solana Capital); (b) Solana Capital's address and the address of each principal is 990 Highland Drive, Suite 314, Solana Beach, CA 92075. (c) Solana Capital, Inc. is the general partner of Solana Venture Group, L.P. (d) Not applicable to the partnership, the corporation, or its principals. (e) Not applicable to the partnership, the corporation, or its principals. (f) Solana Capital is a California corporation; its principals are California residents.

3. Source and Amount of Funds or Other Consideration

The securities were obtained by the partnership through a convertible promissory note wherein the partnership paid cash. Pursuant to the promissory note, which is based on the partnership's best efforts, the partnership may obtain more securities over time. (See Exhibit "A," "Convertible Promissory Note," hereby incorporated by reference.)

4. Purpose of Transaction

The purpose of the transaction was for investment (venture capital investment).

(a) See Exhibit A. The partnership may obtain more securities on a best efforts funding basis.

(b) Not applicable

(c) Not applicable

(d) Not applicable

(e) Not applicable

(f) Not applicable

(g) Not applicable

(h) Not applicable

(i) Not applicable

(j) Not applicable

5. Interest in Securities of the Issuer

(a) 5,824,613 shares, comprising 9.78% of the Issuer's common stock.

(b) Solana Venture Group, L.P.

(c) Private resale. Before executing the private resale, the partnership held 6,994,204 shares (constituting 15.71%). It privately resold 1,169,591. The partnership currently holds 5,824,613. (1) Private resale to Mr. Sameer Hirji. (2) August 16, 2002. (3) 1,169,591 common shares. (4) $0.04275 per share. (5) California; via private resale.

(d) Not applicable

(e) Not applicable

6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

See Exhibit A, incorporated herein by reference. Solana Venture Group, L.P. is the payee of a convertible promissory note.

7. Material to Be Filed as Exhibits

See Exhibit A, incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2002

Signature

Name/Title Jim Cavataio, Chief Executive Officer of the general partner of Solana Venture Group, L.P.